Exhibit 99.1








                Aracruz Celulose S.A.


                Condensed Consolidated Financial
                Information at March 31, 2004
                and 2003 and
                Independent Accountants' Report


                Deloitte Touche Tohmatsu Auditores Independentes

INDEPENDENT AUDITORS' REPORT
----------------------------


To the Directors and Stockholders
Aracruz Celulose S.A.


1. We have reviewed the accompanying condensed consolidated balance sheet of Aracruz Celulose S.A. and subsidiaries ("the Company") as of March 31, 2004 and the related condensed consolidated statements of income, changes in stockholders' equity and cash flows for the three-month period then ended, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. We did not review the financial statements of Veracel, the Company's investment which is accounted for by use of the equity method. The Company's 50 % stake in Veracel represented
    5.5 % of total consolidated company assets as of March 31, 2004 and 4.6 % negative of total consolidated net income for the three months then ended, respectively. The financial statements of Veracel were audited by other independent auditors whose unqualified report, dated April 6, 2004, has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of such other auditors.

2. We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Based on our review, and the report of the other auditors, we are not aware of any material modifications that should be made to the accompanying condensed financial statements referred to above, for them to be in conformity with accounting principles generally accepted in the United States of America.

4. Other independent auditors have reported on the accompanying condensed financial statements as of December 31, 2003, and for the three-month period ended March 31, 2003, and in their reports dated January 12, 2004 and April 8, 2003 respectively, stated that the condensed balance sheet as of December 31, 2003 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived, and that they were not aware of any material modification that should be made to the condensed interim financial statements for the three-month period ended March 31, 2003 in order for them to be in conformity with accounting principles generally accepted in the United States of America. However, the report for the period ended December 31, 2003 mentioned above contained a paragraph with the same emphasis as discussed in the following paragraph.

Aracruz Celulose S.A.


5. As mentioned in Note 4, on January 9, 2004, the Company was notified by the Northeast Development Agency (Agencia de Desenvolvimento do Nordeste "ADENE"), of its decision to cancel certain fiscal benefits, consisting of reduced income tax rates, to which the Company was entitled. Based on the advice of external legal counsels, Company's management appealed against this decision as it believes that it is incorrect and, therefore, does not invalidate the benefits recorded through that date, as they were duly recognized under previously existing authorization. On March 29, 2004 the Company received advise from ADENE that it had nullified its January 9, 2004 notification in order to permit the Company to justify its position. Consequently, the Company maintained its recording of the fiscal benefits through March 31, 2004. The Company continues to seek all available legal measures to protect its rights, in order to permit it to receive its full entitlement to the fiscal benefits.



Vitoria, Brazil, April 7, 2004

ARACRUZ CELULOSE S.A.
---------------------

CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars, except number of shares)
--------------------------------------------------------------------------------


                                                 March 31,      December 31,
ASSETS                                             2004             2003
------                                         -----------      ------------
                                               (Unaudited)

CURRENT ASSETS
Cash and cash equivalents                         63,287          66,284
Time deposits                                    292,282         285,991
Accounts receivable:
   Related parties-                                                3,174
     Other                                       181,734         219,874
Inventories, net                                 146,957         131,486
Deferred income tax, net                          11,530          13,181
Recoverable income and other taxes                16,898          20,464
Other current assets                               4,489           2,280
                                               ---------       ---------

                                                 717,177         742,734
                                               ---------       ---------

PROPERTY, PLANT AND EQUIPMENT, NET             2,237,716       2,270,369
                                               ---------       ---------

INVESTMENT IN AFFILIATED COMPANY                 187,339         174,257
Goodwill                                         208,061         208,061
                                               ---------       ---------

OTHER ASSETS
Advances to suppliers                             40,393          38,197
Deposits for tax assessments                      14,748          14,319
Recoverable income and other taxes                 3,340           1,548
Other                                              4,752           4,948
                                               ---------       ---------

                                                  63,233          59,012
                                               ---------       ---------

TOTAL ASSETS                                   3,413,526       3,454,433
                                               =========       =========

                                                             (continues)

ARACRUZ CELULOSE S.A.
---------------------

CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars, except number of shares)
----------------------------------------------------------------------------------------


                                                            March 31,       December 31,
LIABILITIES AND STOCKHOLDERS' EQUITY                          2004             2003
------------------------------------                       -----------     -------------
                                                           (Unaudited)
CURRENT LIABILITIES
Suppliers                                                      62,090         79,673
Payroll and related charges                                    13,186         16,245
Income and other taxes                                          9,045         24,120
Current portion of long-term debt:
   Related party                                               48,802         55,190
   Other                                                      157,918        212,472
Short-term debt - export financing and other                   19,933        118,306
Accrued finance charges                                         7,797          6,120
Other accruals                                                  5,470          1,553
                                                            ---------      ---------

                                                              324,241        513,679
                                                            ---------      ---------

LONG-TERM LIABILITIES
Suppliers                                                      14,298         15,222
Long-term debt:
   Related party                                              196,980        208,076
   Other                                                      880,827        771,359
   Deferred income tax, net                                    26,939         26,467
Tax assessments and litigation contingencies (Note 12)         98,864         94,500
Other                                                          22,925         23,877
                                                            ---------      ---------

                                                            1,240,833      1,139,501
                                                            ---------      ---------

MINORITY INTEREST                                                 307            292
                                                            =========      =========

                                                                          (continues)

ARACRUZ CELULOSE S.A.
---------------------

CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars, except number of shares)
----------------------------------------------------------------------------------------------------------

                                                                               March 31,      December 31,
LIABILITIES AND STOCKHOLDERS' EQUITY                                             2004             2003
------------------------------------                                         -----------      ------------
                                                                             (Unaudited)
STOCKHOLDERS' EQUITY
Share capital - no-par-value shares authorized and issued
  preferred stock
    Class A - 2004 -38,091,584 shares; 2003 - 38,137,170 shares                  31,162           31,199
    Class B - 2004 - 539,071,837 shares; 2003 - 539,026,251 shares              583,334          583,297
    Common stock - 2004 and 2003 - 455,390,699 shares                           297,265          297,265
    Treasury stock
    Class B preferred stock - 2004 - 1,378,000 shares; 2003 - 1,378,000
      Common stock - 2004 and 2003 - 483,114 shares                              (2,288)          (2,288)
                                                                             ----------       ----------

Total share capital                                                             909,473          909,473

Appropriated retained earnings                                                  334,399          334,246
Unappropriated retained earnings                                                604,273          557,242
                                                                             ----------       ----------

                                                                              1,848,145        1,800,961
                                                                             ----------       ----------

                                                                              3,413,526        3,454,433
                                                                             ==========       ==========



The accompanying notes are an integral part of these financial statements.
--------------------------------------------------------------------------------------------------------

ARACRUZ CELULOSE S.A.
---------------------

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of United States dollars,
except number of shares)                                             (Unaudited)
--------------------------------------------------------------------------------

                                                     Three-month period
                                                       ended March 31,
                                                    --------------------
                                                    2004            2003
                                                    ----            ----
OPERATING REVENUES Sales of eucalyptus pulp:
    Domestic                                        12,397          5,023
    Export                                         270,185        229,428
                                                  --------       --------
                                                   282,582        234,451
Sales taxes and other deductions                    27,369         16,898
                                                  --------       --------

Net operating revenues - Related party             255,213        217,553
                                                  --------       --------

OPERATING COSTS AND EXPENSES
Cost of sales                                      156,835        124,942
Selling                                             11,703          7,477
Administrative                                       7,267          4,473
Other, net                                           3,208          3,961
                                                  --------       --------

                                                   179,013        140,853

OPERATING INCOME                                    76,200         76,700
                                                  --------       --------

NON-OPERATING (INCOME) EXPENSES
Equity in income of affiliated company               1,918          2,013
Financial income                                   (10,671)       (21,574)
Financial expense                                   28,298         17,104
Gain on currency remeasurement, net                   (264)       (10,625)
Other, net                                              15              5
                                                  --------       --------

                                                    19,296        (13,077)
                                                  --------       --------

INCOME BEFORE INCOME TAXES                          56,904         89,777
                                                  --------       --------

INCOME TAX EXPENSE
Current                                              7,597         25,632
Deferred                                             2,123          5,629
                                                  --------       --------

                                                     9,720         31,261
                                                  --------       --------

NET INCOME FOR THE PERIOD                           47,184         58,516
                                                  ========       ========



The accompanying notes are an integral part of these financial statements.
--------------------------------------------------------------------------------

ARACRUZ CELULOSE S.A.
---------------------

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of United States dollars,
except number of shares)                                             (Unaudited)
--------------------------------------------------------------------------------

                                                 Three-month period
                                                   ended March 31,
                                                --------------------
                                                2004            2003
                                                ----            ----

BASIC AND DILUTED EARNINGS PER SHARE
    Class A preferred stock                     0.05            0.06
    Class B preferred stock                     0.05            0.06
    Common stock                                0.04            0.05

WEIGHTED-AVERAGE NUMBER OF SHARES
    OUTSTANDING (THOUSANDS)
        Class A preferred stock               38,121          40,325
        Class B preferred stock              537,664         535,464
        Common stock                         454,908         454,908




The accompanying notes are an integral part of these financial statements.
--------------------------------------------------------------------------------

ARACRUZ CELULOSE S.A.
---------------------

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars, except number of shares)               (Unaudited)
----------------------------------------------------------------------------------------------------

                                                                                 Three-month period
                                                                                   ended March 31,
                                                                                ---------------------
                                                                                2004            2003
                                                                                ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period                                                      47,184         58,516
Adjustments to reconcile net income for the period to net cash provided by operating activities:
   Non-cash items
   Depreciation and depletion                                                  50,619         44,447
         Equity in income of affiliated company                                 1,918          2,013
   Deferred income tax                                                          2,123          5,629
   Gain on currency remeasurement                                                (264)       (10,625)
          (Gain) loss on sale of equipment                                       (104)           175
   Decrease (increase) in operating assets
   Accounts receivable, net                                                    39,362         (8,310)
   Inventories, net                                                           (15,471)        (3,287)
   Interest receivable on time deposits                                        (8,134)       (20,029)
         Recoverable income taxes                                               1,982         (5,318)
   Other                                                                       (2,538)        (1,126)
   Increase (decrease) in operating liabilities
      Suppliers                                                               (18,657)        (1,162)
         Payroll and related charges                                           (3,042)        (2,190)
         Income and other taxes and litigation contingencies                  (10,172)        22,471
         Accrued finance charges                                                1,637          1,934
         Other                                                                  1,940            658
                                                                             --------       --------

Net cash provided by operating activities                                      88,383         83,796
                                                                             --------       --------

CASH FLOWS FROM INVESTING ACTIVITIES
Time deposits                                                                               (166,674)
Proceeds from sale of equipment                                                   118             29
Investments in affiliate                                                      (15,000)        (9,658)
Additions to property, plant and equipment                                    (16,828)       (29,328)
                                                                             --------       --------

Net cash used in investing activities                                         (31,710)      (205,631)
                                                                             --------       --------

                                                                                         (continues)

ARACRUZ CELULOSE S.A.
---------------------

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars, except number of shares)         (Unaudited)
----------------------------------------------------------------------------------------------

                                                                          Three-month period
                                                                            ended March 31,
                                                                         --------------------
                                                                         2004            2003
                                                                         ----            ----
CASH FLOWS FROM FINANCING ACTIVITIES
Short-term debt, net                                                   (96,643)       150,907
Long-term debt
   Issuances
      Other                                                            121,978
   Repayments
      Related parties                                                  (18,092)        (7,847)
      Other                                                            (67,064)        (1,746)
                                                                      --------       --------

Net cash provided by (used in) financing activities                    (59,821)       141,314
                                                                      --------       --------

Effect of changes in exchange rates on cash and cash equivalents           151         (1,939)
                                                                      --------       --------

Increase (decrease) in cash and cash equivalents                        (2,997)        17,540

Cash and cash equivalents, beginning of the period                      66,284         25,474
                                                                      --------       --------

Cash and cash equivalents, end of the period                            63,287         43,014
                                                                      ========       ========



The accompanying notes are an integral part of these financial statements.
---------------------------------------------------------------------------------------------

ARACRUZ CELULOSE S.A.
---------------------

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS' EQUITY
(Expressed in thousands of United States dollars,
except number of shares)                                             (Unaudited)
--------------------------------------------------------------------------------

                                                 Three-month period
                                                 ended March 31, 2004
                                              --------------------------
                                              Shares                 US$
                                              ------                 ---
SHARE CAPITAL
Preferred stock - Class A
     Balance, January 1                       38,137,170               31,199
     Conversion to Class B stock                 (45,586)                 (37)
                                          --------------       --------------

     Balance, March 31                        38,091,584               31,162
                                          --------------       --------------

Preferred stock - Class B
     Balance, January 1                      539,026,251              583,297
     Conversion from Class A stock                45,586                   37
                                          --------------       --------------

     Balance, March 31                       539,071,837              583,334
                                          --------------       --------------

Common stock
     Balance, January 1 and March 31         455,390,699              297,265
                                          --------------       --------------

Treasury stock
     Balance, January 1 and March 31          (1,861,114)              (2,288)
                                          --------------       --------------

Balance carried forward                    1,030,693,006              909,473
                                          ==============       ==============



The accompanying notes are an integral part of these financial statements.
--------------------------------------------------------------------------------

ARACRUZ CELULOSE S.A.
---------------------

CONDENSED CONSOLIDATED STATEMENT OF
CHANGES IN STOCKHOLDERS' EQUITY
(Expressed in thousands of United States dollars, except number
  of shares and per share amounts)                                               (Unaudited)
--------------------------------------------------------------------------------------------

                                                                Three-month period
                                                               ended March 31, 2004
                                                             -------------------------
                                                             Shares                US$
                                                             ------                ---
BALANCE BROUGHT FORWARD                                   1,030,693,006              909,473
                                                         --------------       --------------

APPROPRIATED RETAINED EARNINGS
Total balance, January 31                                                            334,246
                                                                              --------------

Investments reserve
     Balance, January 1                                                              240,509
     Transfer to unappropriated retained earnings                                     (1,604)
                                                                              --------------

     Balance, March 31                                                               238,905
                                                                              --------------

Fiscal-incentive reserve
     Balance, January 1                                                               34,934
     Transfer from unappropriated retained earnings                                    2,149
                                                                              --------------

     Balance, March 31                                                                37,083
                                                                              --------------

Legal reserve
     Balance, January 1                                                               58,803
     Transfer from unappropriated retained earnings                                     (392)
                                                                              --------------

     Balance, March 31                                                                58,411
                                                                              --------------

Total balance, March 31                                                              334,399
                                                                              --------------

UNAPPROPRIATED RETAINED EARNINGS
     Balance, January 1                                                              557,242
     Net income for the period                                                        47,184
     Transfer to appropriated retained earnings                                         (153)
                                                                              --------------

     Balance, March 31                                                               604,273
                                                                              --------------

Total stockholders' equity                                1,030,693,006            1,848,145
                                                         ==============       ==============




The accompanying notes are an integral part of these statements.
-------------------------------------------------------------------------------------------

ARACRUZ CELULOSE S.A.
---------------------

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS EXPRESSED
IN THOUSANDS OF UNITED STATES DOLLARS, UNLESS OTHERWISE STATED
(Unaudited)
--------------------------------------------------------------------------------

1   FINANCIAL STATEMENTS PRESENTATION

    a) The condensed consolidated financial statements of Aracruz Celulose S.A. (the "Company") for the three-month periods ended March 31, 2004 and 2003 is unaudited. However, in the opinion of management, this financial statements includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for the three-month period ended March 31, 2004 are not necessarily indicative of the results to be expected for the entire year.

         This condensed financial statements has been prepared on substantially the same basis as the consolidated financial statements as of and for the year ended December 31, 2003 and should be read in conjunction therewith. However, as mentioned in Note 10, on June 30, 2003, the Company acquired a controlling interest in and, on July 2, 2003, became the sole stockholder of Riocell S.A.. On January 07, 2004 Riocell was merged into Aracruz Celulose S.A. Therefore as of March 31, 2004 and for the three-month period then ended, the financial statements of Aracruz Celulose reflect Riocell's operations which were shown as an equity investment as of as December 31, 2003.

         In preparing the consolidated financial statements, the use of estimates is required to account for certain assets, liabilities and other transactions. The Company's condensed consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment and goodwill, provisions necessary for losses on accounts receivable and for contingent liabilities, employee post-retirement benefits and other similar evaluations; actual results may vary from estimates.

    b) The financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which differ in certain respects from the Brazilian accounting principles applied by the Company in its statutory financial statements prepared in accordance with accounting practices adopted in Brazil.

         The Board of Directors and management consider the US dollar as the Company's functional currency as this is the currency in which it principally operates as well as being the Company's primary unit of economic measure. Accordingly, the US dollar amounts have been remeasured from Brazilian Reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards ("SFAS") 52 - "Foreign Currency Translation". Gains and losses resulting from the remeasurement of the financial information, as well as those resulting from foreign currency transactions have been recorded in the statement of income for all periods presented.

Aracruz Celulose S.A.




         Stockholders' equity included in the financial information presented herein differs from that included in the Company's statutory accounting records as a result of differences between the variations in the US dollar exchange rate and in the indexes mandated, in previous years, for indexation of the statutory financial statements, and of adjustments made to reflect the requirements of US GAAP. Brazilian law permits the payment of cash dividends only from unappropriated retained earnings and certain reserves registered in the Company's statutory accounting records.

         At March 31, 2004, after considering appropriated retained earnings, which can be transferred from unappropriated retained earnings, the reserves available for distribution as dividends, upon approval by the Company's stockholders, amounted to the equivalent of US$ 284 million.


2   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    The Financial Accounting Standards Board ("FASB"), recently issued the following pronouncements:

    SFAS N(0) 147 - "Accounting for Acquisitions of Certain Financial Institutions".

    SFAS N(0) 148 - "Accounting for Stock-Based Compensation".

    SFAS N(0) 149 - "Amendment of SFAS 133".

    SFAS N(0) 150 - "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity".

    Management believes that adoption of these pronouncements did not or will not, as applicable, have a material impact on the financial position and results of operations of the Company.

    In December 2003 FIN 46 was substantially revised and a new interpretation FIN 46 (revised) was issued. FASB partially delayed FIN 46's effective date (for most public companies until no later than the end of the first reporting period ending after March 15, 2004). The delay notwithstanding, public companies must apply either FIN 46 or FIN 46R to special-purpose entities (SPEs) no later than the end of the first reporting period ending after December 15, 2003. For many foreign private issuers the effective date continues to be the beginning of the first annual period ending after December 15, 2003. For SPEs created by foreign private issuers after February 1, 2003, however, the effective date is no later than the end of the first reporting period ending after December 15, 2003. The Company expects that FIN 46R will not have any impact on its operations when it becomes effective.

Aracruz Celulose S.A.




3   RELATED PARTIES

    Transactions with related parties resulted in the following balance sheet and income statement balances:

                                                          March 31, 2004          December 31, 2003
                                                      ----------------------    ---------------------
                                                           (Unaudited)
                                                      Assets     Liabilities    Assets    Liabilities
                                                      ------     -----------    ------    -----------
Balance sheet
  Current assets
    Cash and cash equivalents                              1                        51
    Accounts receivable                                  223                     3,174
  Current liabilities - suppliers                                  49,849
  Long-term debt (including current portion and
    accrued finance charges)                              --      196,980           --      264,434
                                                     -------      -------      -------      -------
                                                         224      246,829        3,225      264,434
                                                     =======      =======      =======      =======



                                     March 31, 2004                March 31, 2003
                                 -----------------------       -----------------------
                                      (Unaudited)                     (Unaudited)

                                 Income          Expense       Income          Expense
                                 ------          -------       ------          -------
Income statement
  Operating revenues                                           6,480
  Financial expenses                 --            6,595          --           20,944
                                 ------          -------       -----           ------
                                     --            6,595       6,480           20,944
                                 ======          =======       =====           ======

Aracruz Celulose S.A.




4   INCOME TAXES

    Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax) and includes management's estimate of taxes to be paid currently and in the future. The statutory enacted rates applicable for federal income tax and social contribution for 2004 and 2003 were 25% and 9%, respectively, which represented an aggregate rate of 34%.

    The amounts reported as income tax expense in the condensed consolidated statements of income are reconciled to the statutory rates as follows:

                                                                               Three months
                                                                              ended March 31,
                                                                                (Unaudited)
                                                                             2004         2003
                                                                             ----         ----
    Income before income taxes                                               56,904        89,777
                                                                            -------       -------

    Federal income tax and social contribution expense at statutory
      enacted rates                                                          19,347        30,524
    Adjustments to derive effective tax rate:
      Effects of differences in remeasurement from
      Reais to US dollars, using historical exchange rates and
      indexing for tax purposes:
        Translation effect for the period                                   (10,843)       12,719
        Depreciation on difference in asset base                              3,079         6,709
        Fiscal incentive - income tax  (a)                                   (2,149)      (10,689)
      Reversal of income tax and social contribution related to
      "Plano Verao" (Note 12)                                                              (9,106)
      Others                                                                    286         1,104
                                                                            -------       -------

      Income tax expense per condensed consolidated statements of income      9,720        31,261
                                                                            =======       =======

(a) The Company is located within the geographic area of ADENE (Agency for the Development of the Northeast). Decree No. 4213, of April 16, 2002, recognizes the pulp and paper sector as a priority in the development of the region, thus entitling Aracruz to benefit from reductions in corporate income tax. In October 2002, the Company signed the respective agreement with ADENE, which was formally approved by Internal Revenue Service on December 13, 2002, awarding the Company the right to reduced income tax rates on its operating profits, as follows:

    (i) Profits corresponding to the volumes of Plant C, limited to 780 thousand tons/year, for 10 years: 75% reduction of the statutory tax rate, as from 2003 through 2012;

    (ii) Profits corresponding to the volumes of Plants A and B, limited to 1,300 thousand tons/year, for 10 years: 37.5% reduction of the statutory rate through 2003, 25% reduction from 2004 through 2008 and 12.5% reduction from 2009 through 2013.

Aracruz Celulose S.A.




         For the three-month period ended March 31, 2004, the reduction in taxes amounted to US$ 2,149, resulting in a cumulative total tax reduction of US$ 37,083 since the introduction of this incentive. The amounts of the tax reduction are transferred from retained earnings to the Fiscal Incentive Reserve in the Stockholders' Equity and may only be used to increase capital, according to the ADENE rules.

         On January 9, 2004, the Company was notified by ADENE of its decision to cancel the fiscal benefits to which the Company was been entitled. Such decision resulted from a reevaluation by the legal department of the Regional Integration Ministry, which has concluded that the Company's location is outside the geographical area covered by the fiscal incentive and, therefore, the Company would no longer be entitled to such fiscal incentive.

         Based on the advice of external legal counsels, Company's management believes that such decision is incorrect, as the most appropriate interpretation of the legislation would lead necessarily to the conclusion that the Company does operate within the geographical area of ADENE and, therefore, is entitled to the fiscal incentive. Also, based on the advice of external legal counsels, management believes that the ADENE's decision does not invalidate the benefits already recorded during 2003 as they were duly recognized under previously existing authorization. On March 29, 2004 the Company received advice from ADENE that it had nullified its January 9, 2004 notification in order to permit the Company to justify its position. Consequently, the Company maintained its recording of the fiscal benefits through March 31, 2004. The Company continues to seek all available legal measures to protect its rights, in order to permit it to receive its full entitlement to the fiscal benefits for the full term originally approved for the benefits. Accordingly, management has not recorded any provisions for the cumulative benefits recognized during the period ended March 31, 2004 and year ended December 31, 2003.

The major components of the deferred tax accounts in the balance sheet are as follows:

                                          March 31,    December 31,
                                            2004           2003
                                          ---------    ------------
                                         (Unaudited)

Assets (liabilities)
   Expenses not currently deductible       51,664        48,596
   Other capitalized investments          (78,603)      (75,063)
Others                                     11,530        13,181
                                          -------       -------
                                          (15,409)      (13,286)

Current assets                             11,530        13,181
                                          -------       -------
Long-term assets (liabilities)            (26,939)      (26,467)
                                          =======       =======

At March 31, 2004, the Company had recoverable taxes in the total amount of US$2,931 relating mainly to the withholding income tax on financial income, which can be offset against future income tax payable.

Aracruz Celulose S.A.




5   CASH AND CASH EQUIVALENTS

                                             March 31,   December 31,
                                               2004         2003
                                               ----         ----
                                            (Unaudited)

    Brazilian reais                            2,263       3,307
    United States dollars                     59,619      61,775
    European currencies                        1,405       1,202
                                              ------      ------
                                              63,287      66,284
                                              ======      ======

    Cash equivalents denominated in Brazilian Reais represent principally investments in certificates of deposit placed with major financial institutions in Brazil. The amount invested in United States dollars as of March 31, 2004 consists primarily of time deposits with prime financial institutions.


6   TIME DEPOSITS

    At March 31, 2004, time deposits are certificates of deposit with prime institutions in Brazil, with daily liquidity.


7   ACCOUNTS RECEIVABLE

                                         March 31,     December 31,
                                           2004            2003
                                           ----            ----
                                       (Unaudited)
    Customers - pulp sales
      Domestic                              3,753          7,383
        Export                            160,688        196,911
    Advances to suppliers                   3,478          4,258
    Other                                  17,594         18,007
                                         --------       --------
                                          185,513        226,559

    Allowance for doubtful accounts        (3,779)        (3,511)
                                         --------       --------
    Total accounts receivable, net        181,734        223,048
                                         ========       ========

Aracruz Celulose S.A.





8   INVENTORIES, NET

                                                                        March 31,   December 31,
                                                                          2004         2003
                                                                          ----         ----
                                                                       (Unaudited)
    Finished products                                                     88,819       67,903
    Work in process                                                        1,294        1,380
    Timber                                                                 4,340        3,872
    Raw materials                                                         17,403       24,059
    Spare parts and maintenance supplies, less allowance for losses
      of US$ 1,645 (December 31, 2003 - US$ 8,111)                        35,101       34,272
                                                                         -------      -------
                                                                         146,957      131,486
                                                                         =======      =======


9   PROPERTY, PLANT AND EQUIPMENT

                                                                 March 31, 2004
                                                   ----------------------------------------
                                                                                (Unaudited)
                                                                  Accumulated
                                                      Cost       depreciation        Net
                                                      ----       ------------        ---
    Land                                             287,470                       287,470
    Timber resources                                 311,567         63,911        247,656
    Buildings, improvements and installations        567,153        315,590        251,563
    Equipment                                      2,486,582      1,119,758      1,366,824
    Information technology equipment                  52,494         39,489         13,005
    Other                                            183,605        126,368         57,237
                                                   ---------      ---------      ---------
                                                   3,888,871      1,665,116      2,223,755
    Construction in progress                          13,961           --           13,961
                                                   ---------      ---------      ---------
Total                                              3,902,832      1,665,116      2,237,716
                                                   =========      =========      =========

Aracruz Celulose S.A.





                                                            December 31, 2004
                                               ---------------------------------------
                                                             Accumulated
                                                  Cost      depreciation         Net
                                                  ----      ------------         ---
Land                                             295,364                       295,364
Timber resources                                 341,054         75,087        265,967
Buildings, improvements and installations        563,872        326,633        237,239
Equipment                                      2,606,971      1,193,750      1,413,221
Information technology equipment                  55,926         41,303         14,623
Other                                            153,481        125,653         27,828
                                               ---------      ---------      ---------
                                               4,016,667      1,762,425      2,254,242
Construction in progress                          16,127             --         16,127
                                               ---------      ---------      ---------
Total                                          4,032,794      1,762,425      2,270,369
                                               =========      =========      =========

Fiberline C - Expansion Project
-------------------------------

The Expansion project consists of a new pulp line with a capacity of 700,000 tons that, together with additional optimization of production of the two existing lines from 1.24 to 1.30 million tons, increased the Company's production capacity at its site in northern Espirito Santo State to 2 million tons per year. The new production capacity requires an increase in the forest base of the Company of approximately 72,000 hectares of eucalyptus plantations. The construction of the new pulp line began in the second semester of 2000 and start-up occurred in May 2002. The Company reached full production capacity in the first quarter of 2003. The total budgeted investment in the Expansion project is approximately US$ 825 million, of which US$ 575 million is to be invested in the production line and the balance in land, forest and other investments. As of March 31, 2004 the Company had invested approximately US$ 717 million.

During 2002 up to the start-up of the new pulp line - "Fiberline C" on May 2002, the Company capitalized approximately US$ 7.5 million of interest cost on funds used to construct the new pulp line.

Acquisition of Florestas Rio Doce S.A.
--------------------------------------

In September 2002, Aracruz Celulose S.A., together with Bahia Sul Celulose S.A., signed an agreement with Companhia Vale do Rio Doce S.A. (CVRD) and its subsidiary Florestas Rio Doce S.A. (FRDSA), for the acquisition of the assets of FRDSA, located in the Municipality of Sao Mateus, in the State of Espirito Santo. Such assets are comprised of approximately 40,000 hectares of land and eucalyptus forests (R$ 193.3 million - US$ 49.6 million), net of the assignment to the buyers of the rights of a preexisting wood supply agreement (R$ 49.5 million - US$ 13.3 million), with a combined net price of R$ 143.8 million (approximately US$ 36.3 million).

The net purchase price will be paid in 12 quarterly installments and the Company recorded its share in the agreement (50%) as a liability (supply agreement) and as an asset (land and forests). Aracruz and Bahia Sul each will separately control its share of the assets. The Company had paid 6 installments through March 31, 2004.

Aracruz Celulose S.A.




10  INVESTMENT IN AFFILIATED COMPANY

    a)   Affiliated Company - Veracel Celulose S.A.

         On October 10, 2000, the Company acquired a 45% interest in Veracel Celulose S.A. ("Veracel") for US$ 81,011. Veracel is growing eucalyptus plantations in the state of Bahia in Brazil and did not begin operations until January 2002. Stora Enso OYJ ("Stora Enso") and Odebrecht S.A. ("Odebrecht") owned the remaining 45% and 10%, respectively. Upon closing of the purchase agreement, the Company and Veracel entered into a three-year wood supply contract to provide wood for the Company's mill expansion. Under the terms of the contract, which began in January 2002, Veracel supplies up to 3.85 million cubic meters of wood at US$ 40.50 per cubic meter.

         During the first quarter of 2003, the Company, together with Stora Enso, acquired Odebrecht's 10% stake on a 50/50 basis. The cost to the Company of this additional investment was US$ 9,658, including US$ 443 of unallocated goodwill.

         The Company accounts for its investment in Veracel using the equity method of accounting. At March 31, 2004 the Company's investment in Veracel included goodwill of US$ 16,026. For the first three-months of the year, the Company recognized an equity loss of US$ 1,918 (First quarter 2003 - loss of US$ 2,013)

         In May 2003, the Company and Stora Enso jointly decided to proceed with the planned construction of Veracel's own green field plant which will have a capacity of 900,000 tons of pulp per year and will require investments of approximately US$ 1,250 million of which US$ 300 million had already been invested in forestry and infrastructure, including roads and a specialized maritime terminal.

    b)   Business Combination - Acquisition of Riocell S.A.

         On July 2, 2003, the Company completed the acquisition of all outstanding shares of Riocell S.A. and its subsidiaries ("Riocell") from Klabin S.A. and Klabin do Parana Produtos Florestais Ltda.

         Riocell, is a producer of bleached eucalyptus pulp, most of which is exported, with a production capacity of 400,000 tons of pulp per year and forestry operations which encompass 40,000 hectares of eucalyptus plantations.

         The acquisition is in line with the Company's strategic objective of increasing capacity. The goodwill paid is related to potential operating synergy gains. The final price paid is within the market value evaluation made by independent appraisers.

         After the completion of the due diligence process, the final purchase price was US$567,296.

Aracruz Celulose S.A.




         The Company retained an independent appraiser to perform a detailed fair value valuation of Riocell's assets and liabilities. This valuation was completed in December 23, 2003 and after the final allocation of the purchase price to the net assets acquired, the Company recognized a goodwill in the amount of US$ 192,035 at December 31, 2003; there were no intangible assets identified in the acquisition.

         The following table summarizes the estimated fair value of Riocell's assets and liabilities at July 2, 2003, after giving effect to the final price adjustments:

                                                    July 2, 2003
                                                    ------------

         Cash and cash-equivalents                      4,088
         Inventory                                     29,525
         Property, Plant and equipment                340,129
         Other assets acquired                         77,068
           Total assets                               450,810
         Liabilities                                   75,549

           Net worth                                  375,261

         Shares owned                                     100%
         Company's interest                           375,261

           Consideration paid                         567,296

         Goodwill                                     192,035

         The final goodwill assessment under Brazilian GAAP was R$839,3 million (tax deductible in accordance with Brazilian tax legislation), of which R$282,1 (US$97,5 at December 31, 2003 exchange rate) based on asset market value, is to be amortized over a period equivalent to the useful lives of property, plant and equipment (approximately 18 years); and R$557,2 (approximately US$192,7 million at December 31, 2003 exchange rate) based on expected return of investments to be amortized in 10 years.

         As described in note 1, the Riocell subsidiary was merged into Aracruz Celulose S.A on January 07, 2004. The goodwill arising under Brazilian GAAP, based on market values of the assets, also has been allocated to property, plant and equipment as is the case with the financial statements prepared in accordance with the accounting principles generally accepted in the United States of America.

Aracruz Celulose S.A.




11  DEBT

                                                                    March 31,     December 31,
                                                                      2004            2003
                                                                      ----            ----
                                                                   (Unaudited)
    Denominated in Brazilian reais                                    199,740        210,955
    Denominated in foreign currency, principally
      United States dollars                                         1,084,788      1,036,142
                                                                    ---------      ---------
    Total                                                           1,284,528      1,247,097

    Less current maturities                                           206,721        267,662
                                                                    ---------      ---------
    Long-term debt                                                  1,077,807        979,435
                                                                    =========      =========

    The long-term portion at March 31, 2004 falls due in the following years


    2005                                                                             112,242
    2006                                                                             264,914
    2007                                                                             291,076
    2008                                                                             197,287
    2009 e 2011                                                                      212,288
                                                                                   ---------
    Total                                                                          1,077,807
                                                                                   =========

    a)   Export Receivables

         In March 2004, the Company had an outstanding balance of bank financing export receivables in the amount of US$ 339 million, with annual interest rates ranging from 1.67% to 4.33%, to be repaid from April 2004 to March 2008.

    b)   Loan from Related Party - BNDES

         In March 2004, the Company had an outstanding balance of BNDES loans in the amount of R$715 million (equivalent to US$246 million), denominated in Brazilian Reais and basket of foreign currencies, with annual interest rates ranging from 2.33% to 10.06%, to be repaid from 2004 through 2009.

    c)   Debt of Aracruz Trading S.A. and Aracruz Trading Hungary Ltd.

         During June 2001, Aracruz Trading S.A. obtained long term financing of US$ 100 million, with maturities from May 2004 to June 2004 with contractual clauses of early maturity and annual interest rates ranging from 2.72% to 2.74%, secured against future export sales receivables. Aracruz Trading S.A. pre-paid the amounts of US$37.5 million in December 2002 and US$ 25.0 million in May 2003.

Aracruz Celulose S.A.




         In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a special-purpose entity (SPE) under which such entity received and advanced to the Company US$250 million, as an issuance of Senior Secured Export Notes. In August 2003, a second tranche of Senior Secured Export Notes was issued, in the amount of US$400 million under the same securitization program established in February 2002. In return, the Company securitized the financing by selling to the SPE 95% of its current and future export accounts receivables. In June 2003 this obligation was reduced to 80% of such receivables. In February 2004, Aracruz Trading Hungary Ltd. was included in the securitization program, additionally to Aracruz Trading S.A.. Each month the collections in excess of contractual funding requirements are transferred to Aracruz Trading S.A and Aracruz Trading Hungary Ltd.

         The table below summarizes the terms of the two tranches under the securitization programs:

                                                                                    Outstanding balance
                                                                                    -------------------
                          Original line       Annual                                 March      December
                            of credit        charges        Due date               31, 2004     31, 2003
                          -------------      -------        --------               --------     --------

         Tranche
         -------

         February 2002      250,000           5.984%           March/2009          246,030      250,000
         August 2003        400,000           7.048%       September/2011          400,000      400,000
                            -------                                                -------      -------
                            650,000                                                646,030      650,000
                            =======                                                =======      =======


12  COMMITMENTS AND CONTINGENCIES

    a)   Wooden Residues

         During 2001, Riocell S.A (formerly Klabin Riocell S.A), entered into contracts with third parties, under which it sold land and forests and guaranteed the repurchase of wooden residues through 2014 at contractually agreed prices. As of March 31, 2004 was recorded a loss provision in the amount of US$834 to adjust the balance of such wooden residues included in inventory to its realizable value. Management of Aracruz is studying alternatives to optimize the utilization of these residues.

    b)   Pis and Cofins

         The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS (Social Integration Program) and COFINS (Social Fund) contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. At March 31, 2004, the provision for contingencies included US$ 44.0 million related to PIS and COFINS on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the Real against the U.S. dollar that occurred following the significant devaluation in early 1999.

Aracruz Celulose S.A.




         After analyzing some legal decisions on other companies' similar legal actions and its trends in Aracruz's action, the Company decided to cancel part of the legal action, regarding the rate increase and the basis of calculation modifications (except foreign exchange variation), and decided to pay the accrued amount by installments according to a special program of tax collection called PAES, enacted by the law 10.684/2003, in a total amount of US$ 20,293.

    c)   "Plano Verao"

         In December 1994, the Company petitioned the Regional Federal Tribunal of the 2nd Region (the "Tribunal") to include, in the determination of its income tax and social contribution liabilities the effects of the variation in the IPC (Consumer Price Index) in January 1989 of 70.28% ("Plano Verao"). The Tribunal subsequently accepted the use of a variation of 42.72%. Beginning in the third quarter of 2000, with the substantially full utilization of the Company's net operating losses in Brazil, the Company began to determine and pay income tax using 42.72% deduction and made a provision for contingencies to cover the effects of the use of this deduction. In March 2003, the Company obtained a final court ruling and, consequently, made a reversal of this provision, which includes interest and monetary variation, against income tax expense and financial expense in the amounts of US$ 9,106 and US$ 6,832, respectively.

    d)   Enviromental Regulations

         The Company's forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company's management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

    e)   ICMS Credit

         In 2002, the Company took action in court against the government of the State of Espirito Santo to confirm the legal right to make economical use of its accumulated ICMS credits arising from acquisition of fixed assets, raw material and other goods for utilization in the process of pulp production.

    f)   Social Contribution of profits generated by export sales

         On September 10, 2003, the Company obtained a Court Order that gave it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. The accumulated amount as of March 31, 2004 is US$ 34 million, which is being accrued as a liability until a final decision is reached.

Aracruz Celulose S.A.




13  STOCKHOLDERS' EQUITY

    Basic and diluted earnings per share

    Basic and diluted earnings (loss) per share ("EPS") as of March 31, 2004 and 2003, as presented in the Company's statement of income, have been calculated on the following basis taking into consideration the Dividend Ratio between Class A and Class B preferred stock and common stock as discussed below.

    Class A preferred stock may be converted into Class B preferred stock at any time at the option of the stockholder. Preferred stock does not have voting rights but has priority in the return of capital in the event the Company is liquidated. Stock dividends payable to Class A preferred stockholders are effected through issuance of Class B preferred stock. Class A preferred stock has priority in the distribution of a minimum annual cash dividend equivalent to 6% of the related capital.

    Additionally, in order to comply with Law 9457/97, the Company's By-laws were changed to grant Class B preferred stock the right to receive an annual dividend in an amount that is 10% greater than dividends paid to common stockholders (the "Dividend Ratio"); earnings, if any, in excess of the Class A preferred stock minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis to those paid to Class A preferred stock, while maintaining the Dividend Ratio between Class B preferred stock and common stock. Any earnings remaining for distribution thereafter are shared ratably among Class A preferred, Class B preferred and common stocks while maintaining the Dividend Ratio between Class A and Class B preferred stock and common stock. In the event that Class A preferred stock is not paid dividends for three consecutive years, holders of that stock are entitled to voting rights until the dividends in arrears for those three years are paid.

Aracruz Celulose S.A.




    The following presents the earnings (loss) per share calculations:

                                                                                    Three-month
                                                                                period ended March 31,
                                                                                ----------------------
                                                                              (Unaudited)    (Unaudited)
                                                                                  2004           2003
                                                                                  ----           ----
    Net income                                                                   47,184         58,516

    Less priority Class A preferred stock dividends                                (354)          (324)

    Less Class B preferred stock and common stock dividends up to the Class A preferred stock dividends on a per share basis,
      while maintaining the Dividend Ratio                                       (8,833)        (7,625)
                                                                                -------        -------
    Remaining net income to be equally allocated to Class A and
      Class B preferred stock and common stock, while maintaining
      the Dividends Ratio                                                        37,997         50,567
                                                                                =======        =======
    Weighted average number of shares outstanding (thousands)
      Class A preferred                                                          38,121         40,325
      Class B preferred                                                         537,664        535,464
      Common                                                                    454,908        454,908

    Basic and diluted earnings per share
      Class A preferred                                                            0.05           0.06
      Class B preferred                                                            0.05           0.06
      Common                                                                       0.04           0.05


14  GEOGRAPHICAL INFORMATION

    The Company's exports from Brazil, classified by geographic destination, are as follows:

                                                         March 31,
                                                         ---------
                                                  2004              2003
                                                  ----              ----
                                               (Unaudited)       (Unaudited)

    North America                                62,021             88,296
    Europe                                      128,767             90,369
    Asia                                         76,282             50,736
    Other                                         3,115                 27
                                                -------            -------
    Total                                       270,185            229,428
                                                =======            =======

    Sales to one unaffiliated customer represented 29 % of net sales in 2004. Two unaffiliated customers represented 40 % in 2003. No other individual customers represented more than 10% of net sales.



--------------------------------------------------------------------------------
                                                                              26